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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of March, 2003




              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)


                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
                 (Translation of registrant's name into English)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F [X]   Form 40-F [ ]




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ]   No [X]






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              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

         Attached is an English translation of the summary of the letter filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores: on March 19, 2003.



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         By letter dated March 19, 2003 letter filed with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores: on March 19, 2003, the Company informed reported in relation with:

         1.Company's 31% share ownership in Valle de Las Lenas S.A 's capital stock ("shares") and convertible notes acquired for US$ 2,4 million during the second half of last year; and

         2.The Piscis Hotel ("Hotel") located in the ski resort denominated Valle de Las Lenas in the province of Mendoza, acquired for US$ 1,4 million in September 2002;

         That the Company sold of all the shares for US$ 6,5 million as well and the Hotel for US$ 3,2 million.

         This operation represents an extraordinary earning of U$S 5,9 million for the Company in less than 8 months





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                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                   IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                   By:  /S/ Saul Zang
                           Name: Saul Zang
                           Title: Second Vice Chairman of the Board of Directors





Dated: March 19, 2003